Exhibit 99.2

Real and RE/MAX Holdings Securityholders Approve Proposed Combination

Securityholder approval moves Real and RE/MAX Holdings closer to creating Real REMAX Group, a leading technology-enabled global real estate platform built on decades of trust and innovation

MIAMI and DENVER — (Aug. 14, 2026) – The Real Brokerage Inc. (NASDAQ: REAX) (“Real”), a leading technology-powered real estate brokerage, and RE/MAX Holdings, Inc. (NYSE: RMAX) (“RE/MAX Holdings”), the parent company of RE/MAX, LLC (“REMAX”), one of the world’s leading franchisors of real estate brokerage services, announced that securityholders of both companies approved Real's proposed acquisition of RE/MAX Holdings at their respective special meetings of securityholders held today.

Upon closing, the combined company will operate as Real REMAX Group, a holding company that brings together Real’s technology-powered brokerage platform and entrepreneurial community with REMAX’s iconic global brand and franchise network.

“We’re grateful for the strong support from securityholders of both companies, and appreciate the confidence this signals in our vision for a more connected, innovative real estate ecosystem,” said Tamir Poleg, Chairman and Chief Executive Officer of Real. “Together, through Real REMAX Group, we’ll have the scale, talent and resources to invest more, build faster and create even greater value for the more than 180,000 real estate professionals who choose our brands, and for the clients they serve.”

Erik Carlson, Chief Executive Officer of RE/MAX Holdings, added, "Today's vote is an important milestone for REMAX franchise owners and the broader REMAX network. This combination provides the opportunity to strengthen the value for Broker/Owners and their agents while preserving the entrepreneurial culture, local leadership and trusted REMAX brand that have fueled success for more than 50 years."

The special resolution approving the previously announced arrangement was approved by approximately (i) 99.0% of the votes cast by Real shareholders, and (ii) 98.9% of the votes cast by Real shareholders, optionholders and restricted share unit holders, voting together as a single class. Holders of approximately 78.8% of the voting power of RE/MAX Holdings common stock voted to approve the acquisition. Details of the votes will be available in Real’s Form 6-K and RE/MAX Holdings’ Form 8-K filings, each of which will be filed with the SEC, and Real’s report of voting results which will be filed on SEDAR+.

The transaction remains subject to the satisfaction of specified closing conditions, including obtaining the final order of the Supreme Court of British Columbia approving the arrangement aspects of the transaction. The parties expect the transaction to close shortly after satisfaction of all closing conditions, which is expected to take place in the next couple of weeks.

Upon closing, Real REMAX Group will support more than 180,000 real estate professionals across more than 120 countries and territories. With approximately $2.3 billion in pro forma 2025 revenue and $157 million in Adjusted EBITDA before synergies, the combined company will have the scale and financial strength to invest in technology, AI, education and innovation while continuing to support the distinct brands, business models and communities that have made Real and RE/MAX Holdings leaders in real estate.

About Real

Real (NASDAQ: REAX) is a real estate experience company working to make life’s most complex transaction simpler. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence in all 50 U.S. states and across Canada, Real supports over 36,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses.

About RE/MAX Holdings, Inc.

RE/MAX Holdings, Inc. (NYSE: RMAX) is one of the world’s leading franchisors in the real estate industry, franchising real estate brokerages globally under the REMAX® brand, and mortgage brokerages within the U.S. under the Motto® Mortgage brand. REMAX was founded in 1973 by Dave and Gail Liniger, with an innovative, entrepreneurial culture affording its agents and franchisees the flexibility to operate their businesses with great independence. Now with more than 145,000 agents in nearly 8,500 offices and a presence in more than 120 countries and territories, nobody in the world sells more real estate than REMAX, as measured by total residential transaction sides. Dedicated to innovation and change in the real estate industry, RE/MAX Holdings launched Motto Franchising, LLC, a ground-breaking mortgage brokerage franchisor, in 2016. Motto Mortgage, the first and only national mortgage brokerage franchise brand in the U.S., has offices across more than 40 states.

Forward-Looking Statements

This press release contains "forward-looking statements" and “forward-looking information” within the meaning of applicable United States and Canadian securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements/forward-looking information include all statements that do not relate solely to historical or current facts, and can generally be identified by the use of words such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “potential”, “project”, and similar expressions or future or conditional verbs such as “could”, “may”, “should”, “will” and “would”. Such forward-looking statements/forward-looking information include, but are not limited to, statements regarding the anticipated benefits of the proposed transaction; the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, including the expected leverage of the combined company and the amount and timing of synergies from the proposed transaction; the completion of the proposed transaction and the expected timeline; and the ability to satisfy all closing conditions, including the receipt of required approvals for the proposed transaction. These statements inherently involve numerous risks, uncertainties, and assumptions that could cause actual results to differ materially from those projected in these statements, including statements about the consummation of the proposed transaction and the anticipated benefits thereof. Where, in any forward-looking statement, Real or RE/MAX Holdings express an expectation or belief as to future results or events, it is based on Real and/or RE/MAX Holdings’ current plans and expectations, expressed in good faith and believed to have a reasonable basis. However, neither Real nor RE/MAX Holdings can give any assurance that any such expectation or belief as to future results will be achieved or accomplished. Significant risk factors that may cause such a difference include, but are not limited to, Real’s and RE/MAX Holdings’ ability to consummate the proposed transaction on the expected timeline or at all; Real’s and RE/MAX Holdings’ ability to obtain the remaining necessary regulatory approvals, including the final order of the Supreme Court of British Columbia, in a timely manner and the risk that such approvals are not obtained or are obtained subject to conditions that are not anticipated; the risk that a condition of closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction may not otherwise occur; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement, including in circumstances requiring Real or RE/MAX Holdings to pay a termination fee; the diversion of management time on transaction-related issues; risks related to disruption from the proposed transaction, including disruption of management time from current plans and ongoing business operations due to the proposed transaction and integration matters; the risk that the proposed transaction and its announcement could have an adverse effect on Real’s and RE/MAX Holdings’ ability to retain agents, franchisees and personnel or that there could be potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; potential litigation relating to the proposed transaction that could be instituted against the parties to the merger agreement or their respective directors, managers or officers, including the effects of any outcomes related thereto; the ability of the combined company to achieve the synergies and other anticipated benefits expected from the proposed transaction or such synergies and other anticipated benefits taking longer to realize than anticipated; the ability of the combined company to achieve the expected leverage or such leverage taking longer to realize than anticipated; Real’s ability to integrate RE/MAX Holdings promptly and effectively; anticipated tax treatment, unforeseen liabilities, future capital expenditures, economic performance, future prospects and business and management strategies for the management, expansion and growth of the combined company’s operations; certain restrictions during the pendency of the proposed transaction that may impact Real’s or RE/MAX Holdings’ ability to pursue certain business opportunities or strategic transactions or otherwise operate their respective businesses; slowdowns in real estate markets, economic and industry downturns, Real’s ability to attract new agents and retain current agents, Real’s inability to successfully launch new products and features; Real’s inability to scale while improving operating leverage, or inability to successfully execute its strategies, including its strategy related to HeyLeo; possible unfavorable results in legal proceedings; changes in laws, regulations or the regulatory environment affecting our business; disruption to our technology or cybersecurity incidents; and other risk factors detailed from time to time in Real’s and RE/MAX Holdings’ reports filed with the SEC, including Real’s annual report on Form 40-F, reports on Form 6-K and other documents filed with the SEC, and RE/MAX Holdings’ annual report on Form 10-K, quarterly reports on Form 10-Q, reports on Form 8-K and other documents filed with the SEC, copies of which are available at www.sec.gov, and Real’s reports filed with Canadian securities regulators, including Real’s audited annual financial statements and annual management’s discussion and analysis for the financial year ended December 31, 2025, Annual Information Form dated March 4, 2026 and quarterly financial statements and quarterly management’s discussion and analysis for the period ended June 30, 2026, copies of which are available under Real’s SEDAR+ profile at www.sedarplus.ca, as well as documents that have been or will be filed, as applicable, with the SEC and Canadian securities regulators in connection with the proposed transaction.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus and management information circular of Real and RE/MAX Holdings dated July 9, 2026, as supplemented on August 6, 2026 (together the “Circular”) and registration statement on Form S-4 filed with the SEC on June 12, 2026, as amended on July 7, 2026 (File No. 333-296768) (the “Registration Statement”) that have been filed with the SEC and with the Canadian securities regulators, as applicable, in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the Circular and in the Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements/forward-looking information. You should not place undue reliance on any of these forward-looking statements/forward-looking information as they are not guarantees of future performance or outcomes; actual performance and outcomes, including, without limitation, Real’s or RE/MAX Holdings’ actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which Real or RE/MAX Holdings operate, may differ materially from those made in or suggested by the forward-looking statements/forward-looking information contained in this press release. Neither Real nor RE/MAX Holdings assumes any obligation to publicly provide revisions or updates to any forward-looking statements/forward-looking information, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this press release nor the continued availability of this press release in archive form on Real’s or RE/MAX Holdings’ website should be deemed to constitute an update or re-affirmation of these statements as of any future date.

Real Inquiries

Investor Relations

Loren Irwin

Director, Investor Relations and Financial Reporting

investors@therealbrokerage.com

908.280.2515

Media Relations

press@therealbrokerage.com

RE/MAX Holdings Inquiries

Investor Relations

Joe Schwartz

SVP, Finance & Investor Relations

investorrelations@remax.com

Media Relations

mediarelations@remax.com